Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
October 29, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL 2010 RESULTS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”) today announced financial results for the year ended July 31, 2010.

During the 2010 fiscal year, the Company continued to make progress with its development initiatives for its lead drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The following are selected highlights during the 2010 fiscal year and subsequent to year-end.

HIGHLIGHTS

DOS47/L-DOS47:

  Helix announced that a pre-IND meeting had been held for L-DOS47 with the U.S. Food and Drug Administration (“FDA”) in which the FDA generally agreed with Helix's proposed remaining non-clinical pharmacology and toxicology studies as well as its remaining GMP manufacturing program initiatives prior to IND filing.

  Helix announced plans to conduct a Phase I/II clinical study of non-small cell lung cancer ("NSCLC") patients in Poland. Helix continues to develop these plans together with key opinion leader clinicians and prospective contract research organizations. The study is expected to run concurrently with the planned U.S. Phase I study in refractory solid tumor patients. Assuming IND/CTA approvals are obtained, the Company plans to prioritize its current capital resources to initiating the proposed U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47, however, it is still in the process of gathering the required third-party service provider costing proposals to execute the studies and has not yet committed any funds for this purpose. Additional capital will be required to see both trials through to completion. The Company plans to file an investigational new drug submission (“IND”) for the U.S. Phase I study and a clinical trial application (“CTA”) for the Polish Phase I/II study in its second quarter of fiscal 2011, pending timely and successful completion of the Company’s planned remaining IND/CTA preparatory activities.

  Helix’s GMP clinical batch of L-DOS47 has been manufactured and vialed, has undergone quality control testing, and is currently undergoing stability testing.

  Helix announced that it has completed its definitive GLP, rodent and primate, repeat-dose toxicology studies with L- DOS47. These studies demonstrated a good safety profile in an expanded number of rodent and primate test animals, building upon Helix’s positive findings from its preliminary non-GLP toxicology studies.

Topical Interferon Alpha-2b:

  Helix announced the filing of an investigational new drug application with the U.S. Food and Drug Administration, seeking approval to perform a planned Phase II/III efficacy trial of Topical interferon Alpha-2b in patients with low-grade cervical lesions.

  A pre-IND meeting with the FDA was held in which the FDA confirmed the acceptability of a Phase II/III, randomized, vehicle-controlled clinical trial as the next step in the compound’s clinical development plan for patients with cervical dysplasia. The FDA also confirmed Helix’s expectation that an additional well-controlled, Phase III confirmatory clinical trial will be required to establish efficacy and safety of the product for marketing authorization purposes. Helix intends to continue to make preparations to conduct a European Phase III trial for this purpose, although the timing of filing the European Phase III CTA has not yet been established. The timing of both the planned U.S. and European trials will be contingent on the timing of regulatory approvals of the trials as well as obtaining additional capital and strategic partner support.

  Helix announced that its Phase II trial of Topical Interferon Alpha-2b for the treatment of ano-genital warts (“AGW”) showed that the treatment and placebo preparations were well tolerated, but the treatment did not show a statistically significant effect in the primary and secondary efficacy analyses.

  Helix announced positive Phase II pharmacokinetic ("PK") findings for Topical Interferon Alpha-2b in patients with low- grade cervical lesions. These findings were considered consistent with the primary purpose of the study: to verify that Topical Interferon Alpha-2b causes no significant systemic interferon alpha-2b exposure in patients following cervical application using the dose and regimen in this study.

  Further announced positive safety and efficacy findings from its Phase II PK study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.

Financing:

  Completed a private placement financing on September 8, 2009 for net proceeds of $11,597,000.

  Completed a private placement financing on August 6, 2010 for net proceeds of approximately $9,500,000.

  Trading commenced on the NYSE Amex stock exchange.

Other:

  Consulting for Strategic Growth 1 Ltd. was retained as exclusive US investor relations firm.

Financial Review

For fiscal 2010, the Company recorded a net loss of $14,469,000, which represents an increase of $367,000 when compared to fiscal 2009. The net loss per common share for fiscal 2010 was $0.24 compared to a net loss per common share of $0.27 for fiscal 2009. Product revenue contributed to the increase in revenue in fiscal 2010 and overall expenses were higher when compared to fiscal 2009 which mainly reflect higher research and development expenditures, stock-based compensation expense, lower interest income and a foreign exchange loss.

Total revenues in fiscal 2010 were $4,434,000 and represent an increase of $593,000 or 15.4% when compared to total revenues in fiscal 2009 of $3,841,000. Product revenue contributed to the increase in revenue in fiscal 2010 when compared to fiscal 2009 and was offset slightly by a decrease in license fees and royalties.

Product revenue in fiscal 2010 totalled $3,925,000 and represents an increase of $681,000 or 21.0% when compared to product revenue in fiscal 2009 of $3,244,000. Except for Normacol®1, product revenues were higher across all products, with the majority of the increase reflected in the combined product sales of Orthovisc®2 and Monovisc™(2). The Company commenced the distribution of Monovisc™ in the 2010 fiscal year.

License fees and royalties in fiscal 2010 totalled $509,000 and represent a decrease of $88,000 or 14.7% when compared to fiscal 2009. The decrease reflects the fiscal 2009 final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of a sub-license agreement.

Cost of sales in fiscal 2010 and fiscal 2009 totalled $1,669,000 and $1,516,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2010 and fiscal 2009 were 42.5% and 46.7%, respectively. The decrease in cost of sales on a percentage basis was mainly the result of the Company commencing the distribution of Monovisc™ in Canada.

Research and development expenditures in fiscal 2010 totalled $10,715,000 and represent an increase of $393,000 or 3.8% when compared to fiscal 2009. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 37.8% and a decrease of 3.4%, respectively. The increase in research and development expenditures associated with L-DOS47 are primarily related to higher collaborative scientific expenditures and clinical research expenditures in anticipation of U.S. Phase I IND and Polish Phase I/II CTA filings. Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs being in late stages of completion during fiscal 2010. The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of a U.S. Phase II/III IND and European Phase III CTA filing for low-grade cervical lesions. The Company also received an investment tax credit for research and development tax credit in fiscal 2010 of $229,000 and recorded an investment tax credit of $838,000.

Operating, general and administration expenses in fiscal 2010 totaled $3,176,000 and represent a decrease of $741,000 or 18.9% when compared to fiscal 2009. The decrease in operating, general and administrative expenditures mainly reflects lower investor and media relations expenditures and associated marketing materials in fiscal 2010 coupled with higher expenditures in fiscal 2009 associated with consulting services which have since been terminated, SEC registration statement filings and the implementation of a new financial reporting system.

________________________
1 Normacol® is a registered trademark in Canada of Norgine Limited.
2Orthovisc® and Monovisc™ are trademarks of Anika Therapuetics, Inc.

Sales and marketing expenses in fiscal 2010 totaled $1,125,000 and represent an increase of $156,000 or 16.1% when compared to fiscal 2009. The increase mainly reflects higher marketing and promotion activities and quality compliance expenditures associated with the product launch of Monovisc™ in Canada.

Amortization of intangible assets in fiscal 2010 totalled $nil and represents a decrease of $12,000 when compared to fiscal 2009. The lower amortization expense of intangible assets was the result of a write-down of in tangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2010 increased $155,000 when compared to fiscal 2009. The higher amortization expense of capital assets in fiscal 2010 is the result of higher capital acquisitions in recent periods.

Stock-based compensation expense in fiscal 2010 totalled $1,275,000 and represents an increase of $252,000 when compared to fiscal 2009. The stock-based compensation expense in fiscal 2010 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 as well as 968,000 stock options granted on December 14, 2009 over their vesting period. The stock options vest 25% on the date of grant and 25% at each anniversary date thereafter. The Company did not issue any stock options in fiscal 2008. The stock-based compensation expense for fiscal 2008 represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest income totalled $49,000 in 2010 and $339,000 in 2009. The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits.

The Company recorded a foreign exchange loss of $564,000 in fiscal 2010 and $133,000 in fiscal 2009. Foreign exchange losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland, cash balances as well as a value added value added tax (“VAT”) receivable, accounts payable and accrued liabilities, which are denominated in Euros. During fiscal 2010, the Euro materially depreciated against the Canadian dollar.

Impairment of intangible assets totaled $nil in fiscal 2010 and $98,000 in fiscal 2009. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income tax expenses totalled $46,000 in fiscal 2010 and $18,000 in fiscal 2009. Income taxes are mainly attributable to the Company’s operations in Ireland.

Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At July 31, 2010, and 2009, the Company had cash and cash equivalents totaling $13,125,000 and $14,494,000, respectively. The $1,369,000 decrease in cash and cash equivalents reflects a use of cash in operating activities of $12,193,000, which includes a net loss for the year of ($14,469,000) with significant adjustments in operating activities related to stock-based compensation of $1,275,000; amortization of capital assets of $429,000; other receivables of ($459,000); foreign exchange loss of $564,000; and $540,000 in changes to non-cash working capital.

At July 31, 2010 and 2009, the Company’s working capital was $13,387,000 and $15,296,000 respectively.

Subsequent to the Company’s fiscal 2010 year-end, on August 6, 2010, the Company completed a private placement issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until August 5, 2013.

Based on the Company’s planned expenditures and assuming no unanticipated expenses, we estimate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months. The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing.

The Company’s consolidated fiscal 2010, 2009, and 2008 financial statements are summarized below.

Consolidated Statements of Operations				Consolidated Statements of Cash Flows (thousand $)
(thousand $, except for per share data)

	2010	2009	2008		2010	2009	2008
Revenue:				Cash provided by (used in):
Product revenue	3,925	3,244	2,952
License fees & royalties	509	597	639	Loss for the year	(14,469)	(14,102)	(6,964)
	4,434	3,841	3,591
				Items not involving cash:
				Amortization of capital assets	429	274	254
Expenses:				Amortization of intangibles	-	12	16
Cost of sales	1,669	1,516	1,239	Other receivables	(459)	-	-
Research and development	10,715	10,322	5,064	Deferred lease credit	(26)	123	-
Operating, general and admin	3,176	3,917	3,948	Stock-based compensation	1,275	1,023	44
Sales and marketing	1,125	969	809	Realized gain on sale of investment	(47)	-	-
Amortization of intangibles	-	12	16	Impairment of intangibles	-	98	-
Amortization of capital assets	429	274	254	Foreign exchange loss (gain)	564	133	(327)
Stock-based compensation	1,275	1,023	44		(12,733)	(12,439)	(6,977)
Interest income	(49)	(339)	(645)	Change in non-cash
Foreign exchange loss (gain)	564	133	(327)	working capital	540	(718)	(20)
Realized gain on sale of investment	(47)	-	-	Operating activities	(12,193)	(13,157)	(6,997)
Impairment of intangible assets	-	98	-
	18,857	17,925	10,402	Financing activities	11,947	9,659	14,614

Loss before income taxes	(14,423)	(14,084)	(6,811)	Investing activities	(559)	(932)	(266)
				Effect of exchange rate changes
Income taxes	46	18	153	on cash and cash equivalents	(564)	(133)	327

Net loss for the year	(14,469)	(14,102)	(6,964)	Cash and cash equivalents:
				Increase/(decrease) in the year	(1,369)	(4,563)	7,678
Loss per share:				Beginning of the year	14,494	19,057	11,379
Basic	(0.24)	(0.27)	(0.16)	End of the year	13,125	14,494	19,057
Diluted	(0.24)	(0.27)	(0.16)

Consolidated Balance Sheet (thousand $)

	2010	2009
Current assets:
Cash and cash equivalents	13,125	14,494
Accounts receivable	1,365	1,053
Inventory	780	858
Prepaid and other assets	398	1,049
	15,668	17,454
Non current assets	2,446	1,865
Total assets	18,114	19,319

Current liabilities:
Accounts payable & accruals	1,435	1,299
Accrued liabilities	821	834
Deferred lease credit	25	25
	2,281	2,158
Non current liabilities	72	98
Total liabilities	2,353	2,256
Shareholders' equity	15,761	17,063
Total liabilities and shareholders'equity	18,114	19,319

The Company’s complete 2010 Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form on Form 20-F are being filed today with Canadian securities regulatory authorities and will be available at SEDAR at www.sedar.com.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and forward-looking information, within the meaning of applicable securities laws, regarding the Company’s plans for future clinical trials for L-DOS47 and Topical Interferon Alpha-2b, including its plans, assuming IND/CTA approvals are obtained, to prioritize its current capital resources to initiating the L-DOS47 clinical trials, the planned filing of an IND for the U.S. Phase I study, and clinical trial application (“CTA”) for the Polish Phase I/II study, of L-DOS47 in its second quarter of fiscal 2011, the planned filing of a European CTA for Topical Interferon Alpha-2b, obtaining additional capital and strategic partner support, sufficiency of the Company’s cash reserves and expected cash flow from operations; and other information in future periods, which statements and information can be identified by the use of forward-looking terminology such as “plans”, “expected”, “intends”; “estimates”, “next”, “anticipated”, “developing”, “will” or variations thereon, or comparable terminology referring to future events or results. Although Helix believes that the expectations reflected in such forward-looking statements and information are reasonable, such statements and information involve risks and uncertainties, and undue reliance should not be placed on such statements and information. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors or assumptions are applied in making forward-looking statements and providing forward-looking information, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services by third parties; and future revenue, costs and expenditures. Important factors that could cause actual results to differ materially from these forward-looking statements and information include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all and which if not obtained will have a material adverse impact on the Company and its ability to continue, or if not obtained in a timely manner, may result in the Company’s having to discontinue or delay one or more of its product development programs or other initiatives; uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and commercialized as a drug or at all; the risk that the FDA is not bound by its pre-IND meetings; the need for strategic partner support, which is not assured; uncertainty whether any of the timelines mentioned in this press release will be achieved; Helix’s dependence on its third party service providers, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones; uncertainty whether any of the clinical trials referred to in this news release will be approved, initiated or completed as planned or at all or will achieve expected results; the need for additional clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; research and development risks, including the possibility that further challenges may arise in connection with the scale-up manufacturing of L-DOS47 or Topical Interferon Alpha-2b; the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation or delay of the research or development projects; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks, including without limitation, the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued, that patent applications may not result in issued patents, that issued patents may be circumvented or struck down, and the risk of potential claims of infringement by the Company of third party intellectual property rights; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; the risk that the Company’s supplier for interferon alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which would have a negative effect on the further development of the drug candidate and on the Company; the risk that the Company’s supplier of urease may not continue to provide the Company with urease and may not continue to bulk manufacture L-DOS47 for clinical trials, and a suitable substitute supplier or manufacture may not be found on commercially reasonable terms or at all, which would have a negative effect on the further development of the drug candidate and on the Company; Helix’s dependence on its licensor of the L-DOS47 antibody; the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47; the risk of unanticipated expenses or failure to achieve expected revenue; and the risk of changes in business strategy or development plans. Certain of these risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest MD&A, Form20-F and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. SEC from time to time at www.sedar.com and www.sec.gov/edgar.shtml, respectively. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.